VIA FACSIMILE & EDGAR
January 6, 2006
Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:	AutoNation, Inc. Form 10-K For the Fiscal Year Ended December 31, 2004 Filed February 24, 2005 File No. 001-13107
Dear Mr. Choi:
     The following is a response to the Commission Staff’s comment letter to AutoNation, Inc. (the “Company”) dated December 20, 2005. Please note for the convenience of the staff we have recited the comments in boldfaced type and provided our responses immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2004:
Financial Statement and Supplementary Data
Consolidated Statements of Cash Flows, page 46
1.	We note that floorplan financing is provided primarily by manufacturers’ captive finance subsidiaries. Please tell us the aggregate amounts of cash inflows and cash outflows under floorplan facilities related to vehicles that are not purchased from the manufacturer providing the floorplan financing via its captive finance subsidiary for each year presented. Please also tell us your basis in GAAP for classifying those cash flows as cash flows from operating activities as opposed to financing activities. Please refer to paragraph 23(a) of SFAS 95. Please also see AICPA TIS Section 1300.16 for further guidance. It appears that borrowings and repayments under floorplan facilities related to vehicles not purchased from the manufacturer providing the floorplan financing should be classified in financing activities. Please advise.

Although the Company believes that its presentation is consistent with the requirements of Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (SFAS 95) for the reasons set forth below, we are aware that the Staff has been in conversations with other public automotive retailer registrants and has spoken to this matter at the December 2005 AICPA National Conference on Current SEC and PCAOB Developments in Washington, D.C. The Company understands the Staff’s concerns and as a result, will reflect the net cash flows for floorplan facilities with financial institutions other than the automotive manufacturers’ captive finance subsidiaries (non-manufacturer lenders) as a component of financing activity beginning with the Company’s 2005 Form 10-K with prior periods reclassified to conform to the current period presentation along with appropriate footnote disclosure. The Company believes that this approach is appropriate given the immateriality of the change to the Company’s financial statements taken as a whole and the Company’s conformity with widespread industry practice that until recently had not been questioned. The change does not impact the Company’s income statement and related current or future trends. The related net cash flows(used)/provided from non-manufacturer lenders were approximately ($150 million), ($120 million) and $50 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company believes it meets the requirements for, and will use, net reporting consistent with paragraph 13 of SFAS 95 since the floorplan facilities are due on demand and turn quickly, typically within several days after the related vehicle is sold. The following disclosure will be included in the Company’s 2005 Form 10-K footnotes:

During 2005, the Company reclassified certain amounts in the 2004 and 2003 Consolidated Statements of Cash flows from operating activities to financing activities as a result of recent guidance given by the Securities and Exchange Commission.
          For the years ended December 31, 2004 and 2003, approximately $150 million and $120 million, respectively, were reclassified from operating activities to reflect the net cash flow for floorplan facilities with financial institutions other than the automotive manufacturers’ captive finance subsidiaries (non-manufacturer lenders) as a component of financing activities.

The Company’s total vehicle floorplan payable was $2.5 billion and $2.7 billion, as of December 31, 2004 and 2003, respectively, of which approximately $80 million and $230 million, respectively, was outstanding from non-manufacturer lenders. The floorplan payable to non-manufacturer lenders represents 3% and 8% of total floorplan vehicle payables and 2% and 6% of total current liabilities as of December 31, 2004 and 2003, respectively, and will be disclosed separately on the face of the Company’s balance sheet reported in its 2005 Form 10-K, if material.

Background and Company’s Interpretation:

The net cash flows from non-manufacturer lenders have been historically classified as operating cash flows in the Company’s statements of cash flows, which was consistent with industry practice until recently. The Company interpreted literature related to cash flows that, regardless of the source of financing used to acquire inventory, classification of all floorplan financial activity as an operating activity was appropriate based on the following:

○	The Company finances its new vehicle inventories through secured floorplan facilities, primarily with automotive manufacturers’ captive finance subsidiaries. Generally, all vehicle manufacturers have captive finance companies, which provide the financing normally extended by a supplier in the form of accounts payable. The Company may choose to utilize the manufacturer’s captive finance company or choose alternative sources. The Company at times utilizes floorplan facilities other than those offered by a manufacturer’s captive finance company for a particular franchise in order to the reduce interest costs and streamline transaction processing in multi-franchise dealerships. The Company’s floorplan facilities, irrespective of their source, generally have the same characteristics and terms.

○	Paragraph 23(a) of SFAS 95 defines cash flows to acquire materials for manufacture or goods for resale as operating cash flows, “including principal payments on accounts and both short- and long-term notes payable to suppliers for those materials or goods”, but does not limit such payments. We have interpreted the specific language of paragraph 23(a) reflected above as a clarification, but not as a limitation of what may be included in operating cash flows. This would be consistent with paragraph 21 of SFAS 95, which states that “operating activities generally involve producing and delivering goods and providing services.” It further affirms “operating cash flows are generally the cash effects of transactions and other events that enter into the determination of net income.” The acquisition of new vehicles through floorplan payables, including from non-manufacturer lenders, enters into the determination of the Company’s net income, as the underlying activity is the purchase of inventory, which becomes cost of sales in relatively short time periods.

○	Paragraph 87 of SFAS 95 recognizes that “the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.” Furthermore, Financial Accounting Statements Board, Concept 5, “Recognition and Measurement in Financial Statements of Business Enterprises”, paragraph 20, emphasizes the importance of grouping information with similar characteristics into homogeneous groups to facilitate analysis. Given that the major terms of the floorplan financings, regardless of the source, are similar, the Company believed that different cash flow classifications for non-manufacturer lenders for what is essentially the same transaction is inconsistent with the intent of SFAS 95 and would make the resulting statement less useful and understandable.

○	The Company believed that the presentation of changes in floorplan facilities from non-manufacturer lenders as a financing activity would result in recognition of the non-cash initial acquisition of inventory, which would be inconsistent with the underlying nature of the facilities. Additionally, the Company believed that the purchase of inventory should not be reflected in the statement of cash flows as a direct inflow of cash since when inventory units are shipped from the manufacturer’s facility, the manufacturer, regardless of the source of financing used to acquire inventory, drafts the Company’s floorplan facility automatically. The ability to draft directly from the Company’s floorplan facilities is a requirement of our manufacturers. In the Technical Questions and Answers of the AICPA, Section 1300 –Cash Flows, Item 16 the response to a specific question related to the direct financing of inventory through a finance subsidiary indicates that the acquisition of the vehicle has no cash flow implication and is only reflected as a cash flow item upon the sale of the vehicle when the amounts are repaid. It is silent as to whether transactions with non-manufacturer lenders should be considered in the same manner.

○	Also, it should be noted that the Company would be unaware of situations where floorplan financing provided by a captive may be sold, securitized or others parties allowed to participate in the financing. The Company would have no information to indicate at what point it would need to reassess the nature of the cash flow classification. This would also be the case if a portion or all of the captive finance company were sold and/or spun-off to shareholders, effectively making the finance source a non-manufacturer related entity without any change to the Company’s floorplan financing with that entity (as is potentially occurring with General Motors Acceptance Corp.)
Notes to Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 46
2.	We note that you disclose cash used in discontinued operations as a separate line item. Under the provisions of SFAS 95, all cash flows must be reported as an operating, investing or financing activity. Please revise to identify cash flows from discontinued operations for each category. Alternatively, you may:
•	Combine cash flows from discontinued operations with cash flows from continuing operations within each category;

•	Identify cash flows from discontinued operations within each category; or

•	Identify operating cash flows from discontinued operations within the operating category and combine investing and financing cash flows from discontinued operations with cash flows from continuing operations within each of those categories.

Cash flows used in discontinued operations for the years ended December 31, 2004, 2003 and 2002 totaled $21.1 million, $4.7 million and $8.4 million, respectively, all of which were used in cash flows from operations. Future filings will disclose cash flows from discontinued operations for each category.

3.	We note your disclosure in Note 18 on page 67 that you reclassified certain amounts, including certain items related to your former loan underwriting business, from investing activities to operating activities. Please tell us the items and their amounts reclassified for each year presented. Please also tell us why the adjustments were characterized as reclassifications as opposed to error corrections in accordance with paragraph 36 of APB 20.

Collections of installment loans receivable and other items related to the wind-down of this business totaling $27.0 million and $86.7 million for the years ended December 31, 2003 and 2002, respectively, and $52.4 million related to proceeds from the sale of the Company’s finance receivable portfolio in 2003 were reclassified from investing activities to operating activities in the Company’s 2004 Form 10-K as a result of SEC guidance posted on the Commission’s website titled, “Sample Letter Sent to Registrants Related to the Statement of Cash Flows,” related to long-term customer receivables. Other amounts reclassified were not material and were reclassified for conformity. The changes had no income statement impact and were not material to the Company’s cash flows. Neither the corrected nor the original cash flow presentation masked a change in earnings or other trends, failed to meet analysts’ consensus expectations, affected the Company’s compliance with any loan covenants or other contractual requirements, had an effect on management’s compensation or involved concealment of an unlawful transaction. Additionally, the guidance indicated that the Staff would not object to disclosures related to the reclassification that do not reference a correction of an error provided that the following criteria were met:
1.	Correctly present the consolidated statements of cash flows for all periods presented;
Effective with the December 31, 2004 financial statements, the Company classified cash flows related to installment loan receivables for 2003 and 2002 within the operating cash flow section on page 46 of the 2004 Form 10-K.
2.	Indicate that management’s decision to change the classification of the cash flow effects of long-term customer receivables, including sales-type lease receivables, stemmed from concerns raised by the staff of the Securities and Exchange Commission about the previous presentation;
The Company’s disclosure in Note 18 of the 2004 Form 10-K on page 67 indicated that the reclassification is the result of recent guidance issued by the SEC.
3.	Include prominent disclosure that:
a.	Describes how the accounting for these transactions was historically reflected in the consolidated statements of cash flows, including an explicit statement that no cash was received by the company on a consolidated basis when the sale was made to the customer;

Not applicable – the amounts in the cash flows represent actual cash flows. There were no financing originations in the years presented in the Form 10-K once the Company ceased underwriting new loans as of December 2001.
b.	States that the consolidated statements of cash flows has been adjusted to reflect the fact that there was no cash received by the consolidated entity upon the sale of inventory, resulting in the elimination of the effects of the intercompany transactions, and to properly classify cash receipts from the sale of inventory as operating activities;
Not applicable – the amounts in the cash flows represent actual cash flows. As noted above, there were no financing originations in the years presented in the Form 10-K.
c.	Includes a reconciliation of the amount previously presented for the affected line items to the amount currently presented for each period;
The amount of the proceeds is clearly disclosed in financial statements on page 46 of the 2004 Form 10-K so that total transparency exists relative to the cash flows discussed.
d.	Discusses the effect of these transactions in the liquidity and cash flow section of MD&A.
Discussion of the impact for 2003 and 2002 was included in the cash flow section of the MD&A on page 33. There was no impact for 2004 or future periods and therefore, no discussion was included in the liquidity section of the MD&A.
Note 1. Summary of Significant Accounting Policies:
Basis of Presentation, page 47
4.	Please tell us in detail how you determined that the company has only one reportable segment under the guidance in SFAS 131. In doing so, tell us each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Please also tell us why it is appropriate to aggregate identified operating segments into a single reportable segment based on the criteria in paragraph 17 of SFAS 131 and EITF 04-10. Specifically address your dealership stores, your collision repair centers and your captive insurance companies. We assume that discrete financial information is available and reported to the chief operating decision maker for each dealership, collision repair center and insurance company and/or regional operation referred to on page 3 for purposes of resource allocation and assessing performance. If not, please advise. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131 in future filings.

The Company is headquartered in Ft. Lauderdale, Florida and is managed centrally by the chief executive officer (“CEO”) via a matrix organization. This matrix organization consists of a functional leader (Senior Vice President of Sales), who heads the new and used vehicles, parts and service, and finance and insurance operations, and field management leaders, all of whom report to the chief operating officer (“COO”). As of December 31, 2004, the Company had 281 stores organized into 23 markets and five regions. The functional leader drives the underlying initiatives for the Company’s corporate strategy through the standardization of processes and the centralization of functions. The field management hierarchy is the primary management organization structure with the functional leader having “dotted-line” authority. Each field management organization has a similar structure including functional leaders and store general managers each reporting to a market president and a regional president. The Company considers itself to be one operating and reporting segment due to its management approach, which allocates resources and assesses performance for the Company as a whole.

Paragraph 10 of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131) defines an operating segment as a component of an enterprise:
○	That engages in business activities from which it may earn revenues and incur expenses,

○	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

○	For which discrete financial information is available.
The CEO is the Company’s chief operating decision maker. Although the CEO consults with the COO, the chief financial officer (CFO), and General Counsel, it is the CEO (along with the Company’s Board of Directors, as required) who decides where to lead the Company with respect to significant strategic, operational, financial and capital resource allocation issues. The functional and field management structures are not major contributing factors in this process. The Company’s COO executes these decisions via the matrix organization.

In assessing performance and deciding how to allocate resources, the CEO reviews consolidated financial income statement information and certain selected disaggregated income statement information based on product lines, brands and regions. Asset information is primarily presented on a consolidated basis. Additional financial information is provided to enable additional analysis, as necessary. Financial information reviewed includes:
○	Quarterly Analyst Book, which primarily contains consolidated income statement and balance sheet information as well as other consolidated financial analyses. This book is compiled to provide the CEO with supporting information for board meetings, analyst calls and press conferences.

○	Monthly Operating Results (MORs), Quarterly Operating Results (QORs) and Peer Performance Reports, which contain consolidated financial income statement information and limited disaggregated income statement information based on product lines, brands and geographical areas (regions). Asset information is primarily presented on a consolidated basis. MOR or QOR meetings are held at the corporate and field management level to discuss operating results. The CEO attends all of the corporate MOR and QOR meetings and occasionally attends field management MOR and QOR meetings in conjunction with visits for other purposes.

     Additionally, the CEO also:
○	Approves key personnel hires and terminations within the markets, regions and at Corporate.

○	Approves major marketing decisions executed in the local markets.
     Product Lines
Although the Company does not manage product lines separately, consolidated financial information (sales, cost of sales and gross margin) reviewed by the CEO and management and presented in the Form 10-K is segregated by product line as a means of providing additional analysis of the drivers of the matrix organization. The Company believes that all of the product lines within a store are financially interdependent and cannot be maximized independently or managed separately. Accordingly, each store is viewed by the CEO and members of management as a single business unit since the store structure is the basic building block of financial information. Only limited discrete financial information is available by product line — no balance sheet or cash flow information is available and no income statement information below gross margin is available.
     Manufacturer Brands
Although the Company does not manage different manufacturer brands separately, the CEO, COO and management review consolidated brand financial information (sales, cost of sales and gross margin) as a means of providing additional analysis of performance drivers. Only limited discrete financial information is available by brand — no balance sheet or cash flow information is available and no income statement information below gross margin is available.
     Field Management Structure
The Company’s field management structure is based on the need for close oversight and management proximity and is not due to any special economic circumstances at any location. The field management structure generally manages day-to-day operations and executes Company-wide initiatives in a standardized fashion as envisioned by the CEO, COO and members of corporate senior management. The Company continues to centralize its operations through the implementation of activities such as:
○	centrally-located dealer management and other systems utilized by the stores,

○	centralized cash management, floorplan financing and capital markets activity,

○	standardized accounting policies and procedures,

○	centralized capital expenditure plans,

○	centralized store acquisition and divestiture plans,

○	common inventory control procedures,

○	common compensation plans,

○	common marketing plans,

○	standardized finance and insurance sales practices and

○	standardized used vehicle sales processes.
Additionally, we are in the process of centralizing certain accounting and administrative functions for all stores into a shared services center.

The field management structure is changeable and can be configured to meet the Company’s needs. For example, until 2004, the Company’s stores were organized into ten districts. In 2004, the ten districts were reconfigured into five regions. These changes were made with minimal or no disruptions to store operations, strategies and execution, which shows that the field management structure is based on obtaining the proper support and oversight for the stores. The Company also changes its market structure from time to time. As the Company continues to evolve, a completely different structure may be designed to meet the Company’s requirements. This flexibility in structure is made possible since the Company’s store operations are not impacted by changes in the field management structure.

The Company’s store operations have similar economic characteristics, including similar working capital requirements, capital structures, historical sales trends and gross margins. They also have similar products and services, target markets and customers, distribution and marketing practices and operate in similar regulatory environments.

The Company’s collision centers and insurance captives are not considered material to the Company. The collision centers provide paint and repair services to store customers and is a part of the Company’s parts and service departments within each store. Freestanding collision centers for which discrete financial information is available represent less than 1% of the Company’s 2004, 2003 and 2002 total revenue, respectively, and less than 1% of total assets as of December 31, 2004 and 2003, respectively. The Company’s insurance captives represent less than 1% of the Company’s 2004, 2003 and 2002 total revenue, respectively, and less than 1% of total assets as of December 31, 2004 and 2003, respectively. Due to the de minimus nature of the Company’s collision centers and insurance captives, we believe that discussion of these entities is not meaningful to investors. Therefore, we will reevaluate and limit discussion in future filings, as appropriate.

Based on the above, the Company believes it has one operating and reporting segment, automotive retailing. In conformity with paragraph 26 of SFAS 131, the Company’s future filings will include additional information regarding the types of products and services its one operating and reporting segment uses to derive its revenue as follows:

The Company operates in a single operating and reporting segment, automotive retailing. The Company sells new and used vehicles, vehicle maintenance and repair services, vehicle parts, and financing and insurance products.

Form 8-K filed October 27, 2005
5.	We note that you disclose the per-share benefit from the “resolution of certain tax matters” and earnings per share from continuing operations excluding the per-share tax benefit from the resolution of the tax matters. We also note that you disclose net income from continuing operations and related per-share amounts excluding the effects of income tax adjustments and debt repurchase costs and that similar disclosure is included in Forms 8-K filed on July 28, 2005 and April 28, 2005. As required by Release 33-8176, please disclose the following information in future filings:
•	the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

•	to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures that are not otherwise disclosed.
Certain items, such as the resolution of certain tax matters and costs incurred in connection with repurchases of the Company’s outstanding debt, have impacted the Company’s reported results of operations in several recent periods. The Company believes that the use of non-GAAP financial measures that exclude these items allows the reader to understand more fully the Company’s results from its core business operations and provides a meaningful basis of comparison of the Company’s results from its core operations between periods.

Accordingly, the “Forward Looking Statements” section of the press release attached as Exhibit 99.1 to our Form 8-K filed on October 27, 2005 contained the following disclosure:
This release and the attached financial tables contain certain non-GAAP financial measures as defined under SEC rules, such as net income and diluted earnings per share from continuing operations for the three-month and nine-month periods ended September 30, 2005 and 2004, adjusted in each case to exclude certain items disclosed in the attached financial tables. As required by SEC rules, the Company has provided reconciliations of these measures to the most directly comparable GAAP measures, which are set forth in the attachments to this release. The Company believes that each of the foregoing non-GAAP financial measures improves the transparency of the Company’s disclosure, provides a meaningful presentation of the Company’s results from its core business operations excluding the impact of items not related to the Company’s ongoing core business operations, and improves the period-to-period comparability of the Company’s results from its core business operations.
Similar disclosures were provided in the Company’s Forms 8-K filed on July 28, 2005 and April 28, 2005. The Company believes that this disclosure meets the requirements of Release 33-8176. In future filings, the Company will highlight the disclosure similar to the above under a new heading entitled “Non-GAAP Financial Measures”, and will reference the disclosure in the reconciliation table. Management does not use these non-GAAP financial measures for any other material purpose.

     The Company believes the responses provided above fully address the staff’s comments. The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please address any questions to me at (954) 769-3145 or via facsimile at (954) 769-6425.

Sincerely,
/s/ J. Alexander McAllister
J. Alexander McAllister
Vice President and Corporate Controller (Principal Accounting Officer)

cc:	Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Craig T. Monaghan, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Phillip R. Smith, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt